March 6, 2026

Michael Silvestrini
Managing Partner of Energea Global LLC
Energea Portfolio 2 LP
52 Main Street
Chester, Connecticut 06412

        Re: Energea Portfolio 2 LP
            Post-Qualification Amendment No.4 on Form 1-A POS
            Filed February 17, 2026
            File No. 024-12347
Dear Michael Silvestrini:

       We have reviewed your amendment and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Form 1-A POS filed February 17, 2026
Description of Property, page 25

1. Please update for the additional property disclosed in the Form 1-U filed January 26,
       2026.
Exhibits

2.     Please file an updated auditor's consent with your next amended filing.
General

3.     Please file updated financial statements in accordance with Part F/S
(b)(3), (b)(4), and
       (b)(5) of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 March 6, 2026
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Timothy S. Levenberg at 202-551-3707 or Kevin Dougherty at 202-551-
3271 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:   Jed Ande, Esq., of McCarter & English, LP